
MEDFIRE INNOVATIONS INC.

SUBSCRIPTION AGREEMENT


THIS SUBSCRIPTION AGREEMENT (*"Agreement"*) is made as of_____, (the *"Effective Date"*) by and between Medfire Innovations Inc., a California corporation (the *"Company"*), and _____ (*"Subscriber"*).

1.   **SUBSCRIPTION.** In consideration for Subscriber paying $_____.00 to Company, Company hereby issues to Subscriber shares of Preferred Stock in Company (the "*Shares*"), based on a price of $10 per share, on the terms set forth in Company's Articles of Incorporation, in this Agreement, and on the Crowdfund Mainstreet (MiTec, PBC) regulation crowdfunding platform.

2.   **REPRESENTATIONS AND WARRANTIES OF COMPANY.** Company hereby represents and warrants to each Subscriber as follows:

2.1   **Organization, Good Standing and Qualification.** Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of California. Company has all requisite corporate power and authority to execute and deliver this Agreement, to issue and sell the Shares, to carry out the provisions of this Agreement, and to own and operate its properties and assets and carry on its business as presently conducted.

2.2   **Authorization; Binding Obligations.** All corporate action on the part of Company as necessary for the authorization of this Agreement, the performance of all obligations of Company hereunder, and the authorization, sale, issuance, and delivery of the Shares pursuant hereto has been taken. This Agreement, when executed and delivered, will be a valid and binding obligation of the Company enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

2.3   **Governmental Consents and Filings.** No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any federal, state, or local governmental authority is required on the part of Company in connection with the consummation of the transactions contemplated by this Agreement, except for state and federal securities filings required in connection with an offering under Regulation Crowdfunding.

2.4   **Articles of Incorporation.** A true and complete copy of Company's Articles of Incorporation in effect at the time of Company's execution of this Agreement is attached hereto as Exhibit A.

3.   **REPRESENTATIONS, WARRANTIES AND COVENANTS OF SUBSCRIBER.** Subscriber hereby represents, warrants, and covenants to Company as follows:

3.1   **Company May Rely on These Representations.** Subscriber understands that Company's offer and sale of the Shares has not been registered under the Securities Act of 1933, as amended (the "*1933 Act*"), because Company believes, relying in part on Subscriber's representations in this Agreement, that an exemption from such registration requirement is available for such sale. Subscriber understands that the availability of this exemption depends in part upon the representations Subscriber is making to Company in this Agreement being true and correct.

3.2   **No Resale for One Year.** Subscriber understands that the Shares may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year resale may require additional securities compliance and there may not be any market for the Shares.

3.3   **No Resale Without Registration or Exemption.** Subscriber has been advised that the Shares have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

3.4   **Subscriber Can Protect Its Interests.** Subscriber understands that the purchase of the Shares involves a high degree of risk, and that Company's future prospects are uncertain. Subscriber understands the risks involved in the purchase of the Shares, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Shares. Subscriber has fully reviewed Company's information on the Crowdfund Mainstreet platform, including Company's Form C and all amendments thereto, if any. Subscriber has such knowledge and experience in financial and business matters that Subscriber can properly evaluate the merits and risks of purchase of the Shares and can protect Subscriber's own interests in this regard.

3.5   **Subscriber Advised to Seek Representation.** Subscriber understands that nothing in this Agreement or any other materials presented to Subscriber in connection with the purchase and sale of the Shares constitutes legal, tax, or investment advice. Company has advised Subscriber to consult with such legal, tax, and investment advisors as Subscriber, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Shares.

3.6   **Information.** Subscriber acknowledges that it has received all the information it has requested from Company and it considers necessary or appropriate for deciding whether to acquire the Shares. Subscriber represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of the Shares and to obtain any additional information necessary to verify the accuracy of the information given to Subscriber.

3.7   **Indemnity.** Subscriber agrees to indemnify and hold harmless Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Subscriber.

3.8   **Authority; Binding Agreement.** Subscriber represents and warrants to, and covenants with, Company that (i) Subscriber has full right, power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Subscriber enforceable against Subscriber in accordance with its terms, except as enforceability may be limited by applicable law.

3.9　**Further Assurances**. Subscriber agrees and covenants that at any time and from time to time it will promptly execute and deliver to Company such further instruments and documents and take such further action as Company may reasonably require in order to carry out the full intent and purpose of this Agreement.

3.10　**Complete Information.** All information provided by Subscriber to Company herein, and all information provided by Subscriber to Company in connection with the purchase and sale of the Shares, is true, correct, and complete as of the date hereof, and if there should be any change in such information, Subscriber will immediately provide Company with such information.

4.　**MISCELLANEOUS.**

4.1　**Binding Agreement.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.2　**Governing Law.** This Agreement shall be governed by and construed under the laws of the State of California.

4.3　**Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4　**Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5　**Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to Company:

Medfire Innovations Inc.
2425 Camino Del Rio South, Suite 125
San Diego, CA 92108

Phone Number: 888-560-1140
Email: gchristmas@medfire.com

If to Subscriber: at the address provided via the Crowdfund Mainstreet platform.

4.6 **Severability.** In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Agreement to any party.

4.7 **Entire Agreement.** This Agreement, along with the agreements completed on the Crowdfund Mainstreet platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to Subscriber's purchase of the Shares from Company and supersedes all prior and contemporaneous understandings or agreements of the parties.

4.8 **Amendments.** Any term of this Agreement may be amended either retroactively or prospectively, with the written consent of Company and Subscriber. All amendments shall be effective only when in writing signed by the parties.

4.9 **Expenses.** Company and Subscriber shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Agreement and the transaction contemplated hereby.

4.10 **Company's Right to Accept or Reject Investments.** Company may accept or reject any investments, in whole or in part. This means that Company may sell to Subscriber a smaller number of Shares than Subscriber subscribes to purchase or may choose not to sell Shares to Subscriber. If Company accepts Subscriber's investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by Subscriber to purchase the Shares, and a copy of this Agreement will be executed by Company and returned to Subscriber. If Company rejects Subscriber's investment in whole or in part, Company will return the payment tendered for any unissued portion of the investment.

4.11 **Tax Withholding.** Subscriber hereby authorizes Company to make any withholding required by law. Subscriber agrees to provide to Company a Form W-9 or comparable form.

4.12 **Electronic Signatures.** Each party to this Agreement agrees that electronic signatures, whether digital or encrypted, to this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

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IN WITNESS WHEREOF, the parties have executed this **SUBSCRIPTION AGREEMENT** as of the date first written above.

                                    COMPANY:

                                    Medfire Innovations Inc.
a California corporation

                                    By:_____

                                    Name: Gregory Christmas

                                    Title: CEO

SUBSCRIBER:

IF SUBSCRIBER IS AN INDIVIDUAL:

_____
PRINT NAME

_____
SIGNATURE

SUBSCRIBER:

IF SUBSCRIBER IS AN ENTITY:

_____
PRINT NAME OF ENTITY

By: _____
(Signature)

_____
(Print Name)

Its: _____
(Print Title)

EXHIBIT A

Articles of Incorporation